manatt manatt | phelps | phillips	Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

June 29, 2020

Via EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3233
Washington, DC 20549

Attention: Mr. Ruairi Regan and Mr. James Lopez
Office of Real Estate and Construction

Re:	Groundfloor Yield LLC Draft Offering Statement on Form 1-A Confidentially Submitted April 22, 2020 CIK No. 0001810007

Dear Messrs. Regan and Lopez:

We are submitting this letter on behalf of our client, Groundfloor Yield LLC (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated May 19, 2020 (the “Comment Letter”) in connection with the Company’s draft Offering Statement on Form 1-A (the “Offering Statement”), as confidentially submitted on April 22, 2020. Concurrent with this letter, we are filing the Offering Statement with the SEC.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement.

General

1.	With a view to clarifying your disclosure and the application of Rule 251(a)(2) to your offering, please describe clearly the relationships among each of Groundfloor Yield LLC, Groundfloor Finance, Inc., and Groundfloor Real Estate I, LLC, including who manages each entity, how such entities are managed, who owns the rights to the property, including intellectual property, used by Groundfloor Yield, LLC, and whether loans originated by Groundfloor Yield may be transferred to or acquired by other affiliates.

Response: The Company has added disclosure to the Offering Statement to clarify the name and roles of its legal entities. See pages 5-6 and 16-17 of the Offering Statement.

Groundfloor Finance Inc. (“GFI”) is the sole member of both the Company and Groundfloor Real Estate 1 LLC (“GRE 1”). Each of the Company and GRE 1 is managed by GFI and Nick Bhargava, who is also the Co-Founder, Acting Chief Financial Officer, Secretary, and Executive Vice President (Legal and Regulatory) of GFI. The business operations of GFI are managed by a team of executive officers which includes (i) Brian Dally, President and CEO, (ii) Nick Bhargava, in the capacities mentioned above, (iii) Rhonda Hills, Senior Vice President (Marketing and Sales), (iv) Richard Pulido, Senior Vice President (Head of Lending and Risk Management) and (v) Chris Schmitt, Vice President (Software), and by its board of directors, which includes two independent directors.

The Company will not independently originate loans. Rather, proceeds from the sale of Groundfloor Yield Notes (the “GFY Notes”) will be distributed to GFI and GRE 1 to fund the origination of various real estate loans by those entities, some of which loans will subsequently be acquired and owned by the Company.

GFI currently owns and operates a web-based platform (the “Groundfloor Platform”) as its primary interface with investors. The GFY Notes program will be conducted through an online investment platform available through a smartphone application (the “GFY Mobile App”) with a facsimile available on the Groundfloor Platform. The GFY Mobile App is owned and operated by the Company. All intellectual property relating to the Groundfloor Platform and the GFY Mobile App is owned by GFI and the Company, respectively.

2.	We note that you are proposing to offer five (5) day notes and that such notes may roll over from time to time. Please confirm for us your understanding that the roll over of such notes will constitute the issuance of additional securities for the purpose of calculating how much of the $50,000,000 offering has been sold under Rule 251(a)(2). Please also provide us a sample calculation of the impact on the $50 million limit assuming you meet your proceeds goals and all investors elect to automatically roll over their notes.

Response: The Company believes that the exchange of GFY Notes held by investors for new GFY Notes at maturity will be exempt from registration pursuant to Section 3(a)(9) of the Securities Act of 1933 (the “1933 Act”), and consequently, the exchange of GFY Notes will not constitute the issuance of additional securities under the Offering Statement for purposes of calculating how much of the $50,000,000 offering has been sold under Rule 251(a)(2).

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To qualify for the exemption under Section 3(a)(9), the following requirements must be satisfied: (i) the issuer of the replacement securities must be the same as the issuer of the securities to be exchanged; (ii) the security holder is not required to provide any consideration for the replacement security beyond surrendering its existing security; (iii) the exchange offer is made exclusively to holders of the issuer’s existing securities; and (iv) the issuer does not pay any commission or other remuneration for soliciting the exchange.

In the case of the GFY Notes: (i) the Company will be the issuer of all GFY notes and replacement GFY Notes; (ii) holders of GFY Notes who elect to roll over their existing GFY notes at maturity are not required to pay any fee or provide any additional consideration in connection with the exchange; (iii) the exchange of GFY Notes is available only by election to holders of existing GFY Notes; and (iv) the Company conducts the roll-over of GFY notes automatically if an investor in GFY Notes affirmatively elects via the Mobile App to participate in the automatic reinvestment program, so the Company does not pay any commission or other remuneration for soliciting the exchange.

To the extent that investors purchase additional GFY Notes at any time, we understand that the amount of any such additional purchase will constitute the issuance of additional securities for purposes of calculating how much of the $50,000,000 offering has been sold under Rule 251(a)(2).

As we understand that the exchange of GFY Notes will not affect the amount of the $50,000,000 exemption available under Rule 251(a)(2), no sample calculation is provided herein.

3.	We note the statement on page 4 that the notes are not dependent upon any particular loan originated "by the Company or Groundfloor Finance." It is unclear if Groundfloor Yield intends to originate loans concurrently with or in lieu of Groundfloor Finance's current loan origination activities. We also note the statement that the notes may be added to funds from "Groundfloor Finance’s direct lending account" and funds from institutional and individual investors to collectively fund the loans. It is unclear whether and how proceeds from LROs and other securities offered by affiliated companies will be used interchangeably. Please clarify the warehousing or other activities you intend to fund with the Yield Notes and consider providing a graphic that identifies the affiliated entities and illustrates the combined companies' overall operations.

Response: Proceeds from the sale of GFY Notes will be used to purchase loans from GFI and other real estate loan originators. The sale of GFY Notes will occur on a continuous basis and will not be tied to the origination of any specific loan or loans. GFI does not intend to rely exclusively on purchases of loans by GFY in order to finance its operations or loan originations, and will continue to sell LROs backed by specific loans. GFI will also raise capital through preferred and common equity offerings. The Company has provided an organizational chart in the Offering Statement to illustrate the interplay of the various Groundfloor entities so that investors will avoid confusion. See page 17 of the Offering Statement.

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4.	Please provide a copy of the agreement where investors will indicate agreement to your "terms and conditions and privacy policy."

Response: The Company has appended the form of Note Purchase Agreement as Exhibit 4.1 to the Offering Statement, which is the agreement where investors agree to the terms and conditions and privacy policy of the Company.

Cover page

5.	Please revise to state which disclosure format you are using.

Response: The Company has revised the disclosure to state that the Company is following the disclosure format of Part II of Form 1-A pursuant to the general instructions of Part II(a)(1)(i) of Form 1-A.

6.	We note the interest rate range. Please advise us whether you plan to file a supplement or amendment to notify investors of the actual interest rate.

Response: The Company intends to notify investors of the actual interest rate in a supplement or amendment to the Offering Statement, as applicable, to be filed with the SEC.

Groundfloor Yield Notes, page 6

7.	Please clarify whether any projects have been specifically identified for funding by the Groundfloor Yield Notes. To the extent there exists identified projects, please consider expanding your disclosures to describe the relevant characteristics of each project. Such characteristics may include geography, commercial nature, and any relevant facts that are utilized in assessing your basic qualification and financing requirements. In addition, tell us how you considered the need to provide pro forma financial statements to reflect the funding of any identified projects.

Response: As noted above, the sale of GFY Notes will occur on a continuous basis and will not be tied to the origination of any specific loan or loans by GFI or any other originator. As such, we do not believe that project-level disclosures are required in the context of the GFY Notes offering, as the GFY Notes are general obligations of the Company, and do not depend upon or correspond to payments received in respect of any individual underlying loan. GFI, to the extent it issues LROs in connection with any specific project, will furnish project-level disclosures through its offering statements in connection with its current process.

Risk Factors, page 9

8.	We note your disclosure on page 10 regarding the waiver of rights to trial by jury in the investors’ rights agreement and the Groundfloor Yield Note Purchase Agreement. Please revise your offering statement to clarify whether purchasers of interests in a secondary transaction would be subject to the jury trial waiver provision.

Response: The Company has revised the Offering Statement to state that purchasers of interests in GFY Notes in a secondary transaction would be subject to the jury trial waiver provision.

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Management’s Discussion & Analysis, page 18

9.	We note the risk factor on page 13 regarding potential adverse impacts from COVID-19 on your developers and your operations. Please revise Management's Discussion and Analysis to address potential material impacts specific to you, as well as any significant impacts that your business or developers have already experienced from the COVID-19 pandemic (e.g. whether property development projects have been delayed or otherwise adversely affected and whether borrower defaults or workouts have increased). Refer to CF Disclosure Guidance: Topic No. 9 for guidance.

Response: The Company has revised the disclosure to provide expanded information in the Management’s Discussion and Analysis regarding potential material impacts specific to the Company, as well as any significant impacts that the Company’s business or developers have already experienced from the COVID-19 pandemic. Since the Company is newly-formed, there is no historical financial information from which to draw a conclusion about the impact of COVID-19, but the Company will continue to monitor the pandemic.

Financial Statements, page 30

10.	We note that no other party is obligated to make any payments to investors on the notes to be offered nor does any other party guarantee payments from the real estate loans. Please clarify for us whether you expect Groundfloor Finance, Inc., as the sole member and manager, will provide any managerial, operational, or financial support to Groundfloor Yield LLC. Additionally, given its role, please tell us if you believe audited financial statements, or some other financial information, of Groundfloor Finance, Inc. should be included in your filing.

Response: GFI and its officers and employees will provide managerial and operational support to the Company as needed. However, the Company will be fully self-financed by the sale of the GFY Notes and will not be dependent upon or entitled to receive any financial support from GFI. Because the Company is financially independent from GFI, the Company does not believe that audited financial statements or other financial information with respect to GFI should be included in the Offering Statement.

Independent Auditors’ Report, page F-1

11.	Please revise your filing to include your independent auditor's report with respect to Groundfloor Yield LLC's audited financial statements. In addition, please revise the "Experts" section on page 29 to disclose the correct financial statement periods presented in the filing.

Response: The Company has revised the disclosure to disclose the correct financial statement period presented in the filing. The Company acknowledges the Staff’s comments with respect to the independent auditor’s report and intends to include the independent auditor’s report with respect to Groundfloor Yield LLC’s audited financial statements in a subsequent filing of the Offering Statement.

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We thank you for your prompt attention to this letter responding to the previously submitted Offering Statement and Comment Letter. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

/s/ Brian S. Korn

Brian S. Korn

cc:	Brian Dally, Chief Executive Officer

Nick Bhargava, Acting Chief Financial Officer

Groundfloor Finance Inc.

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